

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2020

Zachary King
Chief Financial Officer
USA Truck, Inc.
3200 Industrial Park Road
Van Buren, AR 72956

> **Re: USA Truck, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Form 8-K filed October 29, 2020**
> **File No. 001-35740**

Dear Mr. King:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed October 29, 2020

Exhibit 99.1
GAAP to Non-GAAP Reconciliations, page 8

1. We note you present EBITDAR and Adjusted EBITDAR as non-GAAP measures used by management as key measures of performance and liquidity. We also note these measures exclude equipment rent expense, which appears to be a normal, recurring cash operating expense necessary to operate your business. Please tell us how you considered question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations when presenting these measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Myra Moosariparambil at (202) 551-3796 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation